UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2023

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

ASLAN Pharmaceuticals co-hosts KOL Panel Discussion on changes in the Clinical Trial and Treatment Landscape for Atopic Dermatitis

On October 24, 2023, ASLAN Pharmaceuticals Limited (the Company) issued a press release announcing that it will today co-host at 11.00 am ET, a Key Opinion Leader (KOL) panel discussion on changes in the clinical trial and treatment landscape for atopic dermatitis (AD). The discussion will feature KOLs Dr Jonathan Silverberg, Dr April W. Armstrong, and a leading clinical research organization. ASLAN management will present additional analyses from the TREK-AD study and new market research from prescriber and patient surveys on the AD treatment landscape.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843) and Registration Statement on Form S-8 (File No. 333-270832).

Exhibits

Exhibit Number	Exhibit Description
99.1	Press release dated October 24, 2023 regarding announcement of ASLAN KOL event on eblasakimab

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: October 24, 2023